FILE NO:  333-______
                                                                   CIK # 1222426

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:       MATRIX UNIT TRUST, SERIES 6

B.  Name of depositor:         MATRIX CAPITAL GROUP, INC.

C.  Complete address of depositor's principal executive offices:

                          666 Fifth Avenue, 14th Floor
                            New York, New York  10103

D.  Name and complete address of agent for service:

                                              WITH A COPY TO:

         Christopher F. Anci                   Mark J. Kneedy
      MATRIX CAPITAL GROUP, INC.            CHAPMAN AND CUTLER
     666 Fifth Avenue, 14th Floor         111 West Monroe Street
      New York, New York  10103        Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

                AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                         OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on _______, 2003 at _____ pursuant to Rule 487.

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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


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                   Preliminary Prospectus Dated March 13, 2003

                           MATRIX UNIT TRUST, SERIES 6

                CLOSED-END HIGH-YIELD INCOME PORTFOLIO, SERIES 2

     The attached final prospectus for a prior series of the trust is hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

     A registration statement relating to the units of this series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Matrix Unit Trust, Series 2 (Registration No. 333-98803) as filed on October 9, 2002 and which shall be used as a preliminary prospectus for the current series of the trust.)









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                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:
     The facing sheet
     The prospectus
     The signatures
     The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1    Trust Agreement (to be filed by amendment).

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to Exhibit
       1.1.1 to the Registration Statement on Form S-6 for Matrix Unit Trust, Series 2 (File No. 333-98803) as filed on October 9, 2002.

1.2 Certificate of Incorporation of Matrix Capital Group, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Matrix Unit Trust, Series 1 (File No. 333-84762) as filed on March 22, 2002.

1.3 By-laws of Matrix Capital Group, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Matrix Unit Trust, Series 1 (File No. 333-84762) as filed on March 22, 2002.

2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Matrix Unit Trust, Series 1 (File No. 333-84762) as filed on March 22, 2002.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.2 Opinion of counsel as to the federal income tax status of the securities being registered (to be filed by amendment).

3.3 Opinion of counsel as to the New York income tax status of the securities being registered (to be filed by amendment).

3.4    Opinion of counsel to the trustee (to be filed by amendment).

4.1    Consent of initial evaluator (to be filed by amendment).

4.2    Consent of independent auditors (to be filed by amendment).

6.1 List of Officers and Directors of Matrix Capital Group, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Matrix Unit Trust, Series 1 (File No. 333-84762) as filed on
       March 22, 2002.

7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Matrix Unit Trust, Series 1
       (File No. 333-84762) as filed on March 22, 2002.


                                      S-1

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Matrix Unit Trust, Series 6 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on the 13th day of March, 2003.

                                MATRIX UNIT TRUST, SERIES 6

                                By MATRIX CAPITAL GROUP, INC., DEPOSITOR


                                By      /s/ ALEX R MEITZNER
                                  -------------------------------
                                         Alex R. Meitzner
                                      President, Funds Division

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 13, 2003 by the following persons who constitute a majority of the Board of Directors of Matrix Capital Group, Inc.

    SIGNATURE                    TITLE

Peter N. Marron          President                     )

Christopher F. Anci      Senior Vice President, Chief  )
                         Financial Officer and Chief   )
                         Compliance Officer            )



                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                        Alex R. Meitzner
                                        Attorney-in-Fact*









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     * An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.


                                       S-2

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